

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2014

<u>Via E-mail</u>
Pankaj Modi
Chief Executive Officer
Mindesta Inc.
429 Kent Street, Unit 112
Ottawa, Ontario, Canada K2P 2B4

> **Re:  Mindesta Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed November 3, 2014**
> **File No. 000-30651**

Dear Mr. Modi:

We have reviewed your amended filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>CTT Pharma, page 4</u>

1.     We note your response to comment 3 that you will provide information under separate cover.  We have not received such supplemental information and may have further comment upon receipt.

<u>Product Development and Milestones, page 10</u>

2.     We note the disclosure that you will enter into a collaborative supply and development agreement with Phyto Plant Research EU and that ODF Technologies will produce the wafer.  Given the lack of agreements with these parties, please provide the basis for including such disclosure at this time.

3. Please reconcile your revised disclosure regarding your total expenses budgeted in year two on page 12 with the amount stated in your response to prior comment 1. Similarly, please clarify the anticipated time frame for completion of the efficacy testing stage. The fourth paragraph on page 11 refers to both five months and three to four months.

4. Please reconcile the disclosure on pages 10 and 13 that you do not have a manufacturing facility and intend to rely on third party manufacturers with the disclosure on page 11 that you plan to build your own manufacturing facility.

Government Regulation, page 14

5. We reissue prior comment 4 in part. Please describe the regulations and requirements affecting your products and the status of any applications for regulatory approvals in each of the jurisdictions where you intend to produce, market and sell your products. We note your plans regarding the manufacture of your products in Canada and the sale of your products in Germany.

Medical Marijuana, page 14

6. Please revise the disclosure regarding medical marijuana to clearly reflect the laws being discussed. For example, you begin by discussing Canada. However the references to the Controlled Substances Act of 1970 and the DEA relate to regulation and enforcement in the United States.

Security Ownership of Certain Beneficial Owners and Management, page 30

7. We reissue prior comment 12. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of Capital Financial.

8. It appears the address provided in your response to prior comment 13 is different from the address in the amended Form 8-K. Please advise.

Certain Relationships and Related Transactions…, page 33

9. We note your response to prior comment 17. Please reconcile your revised disclosure with the amounts disclosed in the related party transaction financial statement footnotes. In addition, to the extent that the shareholder advances bear interest, provide the disclosure required by Item 404(a)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via email): Jeffrey G. Klein, Esq.